SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

THINSPACE TECHNOLOGY, INC.

(Name of Issuer)

COMMON STOCK

  (Title of Class of Securities)

88410V100

  (CUSIP Number)

Michael Brodsky

Thalia Woods Management, Inc.

560 Peoples Plaza #325-F

Newark, DE 19702

 646-247-5754

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 10, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

 Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

1

CUSIP No. 88410V100	13D

1	NAME OF REPORTING PERSONS

Thalia Woods Management, Inc.
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
7	SOLE VOTING POWER

65,277,354
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY	0
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	65,277,354
10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

65,277,354*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

53.0%*
14	TYPE OF REPORTING PERSON

CO

 * Based on 123,172,926 shares of common stock outstanding as of June 11, 2015.

2

CUSIP No. 88410V100	13D

1	NAME OF REPORTING PERSONS

Michael Brodsky
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
7	SOLE VOTING POWER

66,377,354
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY	0
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	66,377,354
10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

66,377,354 (1)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

53.9%*
14	TYPE OF REPORTING PERSON

IN

(1) Includes 65,277,354 shares held by Thalia Woods Management, Inc. Mr. Brodsky is the President of Thalia Woods.

* Based on 123,172,926 shares of common stock outstanding as of June 11, 2015.

3

Item 5. Interest in Securities of the Issuer.

(a)	As of the date hereof, Thalia Woods Management, Inc. (“Thalia Woods”) beneficially owns 65,277,354 shares of the Issuer’s common stock, which represents approximately 53.0% of the Issuer’s common stock, and Michael Brodsky beneficially owns 66,377,354 shares of the Issuer’s common stock (including 65,277,354 shares held by Thalia Woods and 1,100,000 shares held directly by Mr. Brodsky), which represents approximately 53.9% of the Issuer’s common stock.

(b)	Thalia Woods may be deemed to hold sole voting and dispositive power over 65,277,354 shares of common stock of the Issuer. Michael Brodsky may be deemed to hold sole voting and dispositive power over 66,377,354 shares of common stock of the Issuer.

(c)	On June 10, 2015, Michael Brodsky was issued 1,000,000 shares of common stock of the Issuer. Other than as reported herein, the Reporting Person has not effected any transactions in securities of the Issuer during the past 60 days or since the most recent filing of Schedule 13D, whichever is less.

(d)	To the best knowledge of each Reporting Person, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 66,377,354 shares of common stock reported in Item 5(a).

(e)           Not applicable.

4

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 12, 2015

THALIA WOODS MANAGEMENT, INC.

By:	/s/ Michael Brodsky
Michael Brodsky

/s/ Michael Brodsky
Michael Brodsky